Exhibit 99.1
Shanda Games Reports First Quarter 2011 Unaudited Results
-Net Revenues Increased 8.7% QoQ to US$191.0 Million
-GAAP Diluted Earnings per ADS US$0.17
-Non-GAAP Diluted Earnings per ADS US$0.20
Shanghai, China—June 1, 2011—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2011.
Non-GAAP Financial Highlights
•	Net revenues were RMB1,252.6 million (US$191.0 million), up 9.6% YoY and 8.7% QoQ.

•	Operating income was RMB415.5 million (US$63.4 million), up 0.5% YoY and 6.5% QoQ.

•
Net income was RMB368.5 million (US$56.2 million), up 2.8% YoY and down 12.7% QoQ. The QoQ decrease was primarily due to a decline in government financial incentives, which totaled RMB33.2 million (US$5.1 million) in Q1 2011, compared to RMB124.8 million in Q4 2010.

•	Earnings per diluted ADS were RMB1.30 (US$0.20), compared with RMB1.24 in Q1 2010 and RMB1.48 in Q4 2010.
GAAP Financial Highlights
•	Net revenues were RMB1,252.6 million (US$191.0 million), up 9.6% YoY and 8.7% QoQ.
•	Massively multi-player online role-playing games (MMORPGs) revenues were RMB1,092.8 million (US$166.7 million), up 8.8% YoY and 5.0% QoQ.

•	Advanced casual games revenues were RMB92.5 million (US$14.1 million), flat YoY and up 49.4% QoQ.
•	Other revenues were RMB67.3 million (US$10.2 million), up 45.7% YoY and 35.4% QoQ.
•	Operating income was RMB350.1 million (US$53.4 million), down 7.4% YoY and up 7.8% QoQ.
•
Net income was RMB312.9 million (US$47.7 million), down 4.9% QoQ and 14.6% YoY. The QoQ decrease was primarily due to a decline in government financial incentives, which totaled RMB33.2 million (US$5.1 million) in Q1 2011, compared with RMB124.8 million in Q4 2010.

•	Earnings per diluted ADS were RMB1.10 (US$0.17), compared with RMB1.14 in Q1 2010 and RMB1.30 in Q4 2010.
Operating Highlights
•	For MMORPGs, Active paying accounts (APA) increased 4.0% QoQ to 9.85 million, and average monthly revenue per active paying account (ARPU) increased 0.9% QoQ to RMB37.0.

•	For advanced casual games, APA increased 22.0% QoQ to 0.91 million, and ARPU increased 22.5% QoQ to RMB33.9.

“We are pleased to report solid results for the first quarter of 2011,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “Our solid financial performance came in ahead of our expectations, mainly driven by the growing popularity of our recent releases such as ‘Dragon Nest’ and ‘Hades Realm 2,’ the stable performance of our legacy game series ‘Mir II’ and ‘Woool,’ as well as the strength of our other important games ‘Aion’ and ‘Maple Story.’ We are also excited by the launch of our highly-anticipated game, ‘Legend of Immortals,’ a few weeks ago. It is the first example of the implementation of our strategy to ‘communitize’ online games and has already received an overwhelming response from users. We believe these newer titles and other exciting games in our pipeline will help to further diversify our revenue base and bring down the average age of our game portfolio. At the same time, we are actively exploring opportunities in the advanced social game and social mobile game markets and expect to release the first several games in the second half of the year. In addition, we will continue to leverage our operational expertise and high quality collection of games to further expand in new and existing markets overseas.”
“Looking ahead, as we continue to implement our ‘All-Star, All-Platform and All-Region,’ or ‘Triple-A,’ strategy, which revolves around solidifying and growing our game portfolio with high-quality, highly interactive games, and expand into various platforms and regions, we are confident that we are well positioned to enter into a much broader market and remain one of the most innovative and forward thinking companies in the online games industry over the long term.”
Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q1 2010	Q4 2010		Q1 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,143.2	1,152.5	1,252.6	191.0	8.7%
Gross Profit	691.1	730.4	790.6	120.5	8.2%
Operating Income	413.5	390.3	415.5	63.4	6.5%
Government Financial Incentives	55.5	124.8	33.2	5.1	-73.4%
Net Income	358.6	422.2	368.5	56.2	-12.7%
Earnings Per Diluted ADS	1.24	1.48	1.30	0.20
Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.
GAAP Quarterly Results
(in millions, except for per share data)

	Q1 2010	Q4 2010		Q1 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,143.2	1,152.5	1,252.6	191.0	8.7%
Gross Profit	674.0	701.0	761.2	116.1	8.6%
Operating Income	378.1	324.9	350.1	53.4	7.8%
Government Financial Incentives	55.5	124.8	33.2	5.1	-73.4%
Net Income	329.0	366.6	312.9	47.7	-14.6%
Earnings Per Diluted ADS	1.14	1.30	1.10	0.17

First Quarter 2011 Unaudited Financial Results (GAAP)
Net Revenues. In the first quarter of 2011, Shanda Games reported net revenues of RMB1,252.6 million (US$191.0 million), representing an increase of 9.6% from RMB1,143.2 million in the first quarter of 2010 and an increase of 8.7% from RMB1,152.5 million in the fourth quarter of 2010. Revenues from MMORPGs and advanced casual games accounted for 87.2% and 7.4% of total net revenues, respectively. Other revenues accounted for 5.4% of total net revenues, up from 4.0% in the first quarter of 2010 and 4.3% in the fourth quarter of 2010.
Net revenues from MMORPGs, which represents net MMORPG revenues generated in China, were RMB1,092.8 million (US$166.7 million), representing an increase of 8.8% from RMB1,004.7 million in the first quarter of 2010 and 5.0% from RMB1,040.9 million in the fourth quarter of 2010. APA for MMORPGs increased 4.0% quarter-over-quarter to 9.85 million in the first quarter of 2011, and ARPU for MMORPGs increased 0.9% quarter-over-quarter to RMB37.0.
Net revenues from advanced casual games, which represents net advanced casual game revenues generated in China, were RMB92.5 million (US$14.1 million), representing an increase of 0.2% from RMB92.3 million in the first quarter of 2010 and 49.4% from RMB61.9 million in the fourth quarter of 2010. The quarter-over-quarter increase was primarily due to stronger seasonality for advanced casual games in the first quarter, as well as the launch of a large expansion pack for one the Company’s major advanced casual games. As a result, APA for advanced casual games increased 22.0% quarter-over-quarter to 0.91 million, and ARPU increased 22.5% quarter-over-quarter to RMB33.9.
Other revenues, which primarily represents net overseas revenues generated from game licensing, game operations, and advertising, were RMB67.3 million (US$10.2 million) in the first quarter of 2011, representing an increase of 45.7% from RMB46.2 million in the first quarter of 2010 and 35.4% from RMB49.7 million in the fourth quarter of 2010.
Cost of Revenues. Cost of revenues for the first quarter of 2011 was RMB491.4 million (US$74.9 million), an increase of 4.7% from RMB469.2 million in the first quarter of 2010 and 8.8% from RMB451.5 million in the fourth quarter of 2010. The quarter-over-quarter increase in the cost of revenues was mainly attributable to an increase in royalty fees paid to third parties as a result of increased revenues from licensed games, an increase in platform fees which are calculated upon the Company’s revenues paid to Shanda Online, and an increase in server software rental fees during the first quarter of 2011.
Gross Profit. Gross profit for the first quarter of 2011 was RMB761.2 million (US$116.1 million), representing an increase of 12.9% from RMB674.0 million in the first quarter of 2010 and 8.6% from RMB701.0 million in the fourth quarter of 2010. Gross margin was 60.8% in the first quarter of 2011, compared with 59.0% in the first quarter of 2010 and 60.8% in the fourth quarter of 2010.
Operating Expenses. Total operating expenses for the first quarter of 2011 were RMB411.1 million (US$62.7 million), compared with RMB295.9 million in the first quarter of 2010 and RMB376.1 million in the fourth quarter of 2010. Operating expenses represented 32.8% of net revenues, compared with 25.9% in the first quarter of 2010 and 32.6% in the fourth quarter of 2010.

Research and development expenses increased 50.3% YoY and 14.1% quarter-over-quarter to RMB156.5 million (US$23.9 million) in the first quarter of 2011. The sequential increase in research and development expenses was mainly due to an increase in bonus paid to research and development employees during the first quarter of 2011. Research and development expenses represented 12.5% of net revenues, compared with 9.1% in the first quarter of 2010 and 11.9% in the fourth quarter of 2010.
Sales and marketing expenses increased 34.8% YoY and 4.7% quarter-over-quarter to RMB145.0 million (US$22.1 million) in the first quarter of 2011. The sequential increase was primarily due to higher distribution fees paid to an affiliate of Shanda Online mainly as a result of higher revenues in the first quarter of 2011. Sales and marketing expenses represented 11.6% of net revenues, compared with 9.4% in the first quarter of 2010 and 12.0% in the fourth quarter of 2010.
General and administrative expenses increased 30.2% YoY and 9.2% quarter-over-quarter to RMB109.6 million (US$16.7 million) in the first quarter of 2011. The sequential increase in general and administrative expenses was primarily due to an increase in merit-based payroll expenses and an increase in business taxes paid due to inter-company transactions as a result of an increase of revenues in the PRC. General and administrative expenses accounted for 8.7% of net revenues, compared with 7.4% in the first quarter of 2010 and 8.7% in the fourth quarter of 2010.
Share-based compensation was RMB25.7 million (US$3.9 million) in the first quarter of 2011, compared with RMB12.9 million in the first quarter of 2010 and RMB25.6 million in the fourth quarter of 2010.
Operating Income. Operating income for the first quarter of 2011 was RMB350.1 million (US$53.4 million), a decrease of 7.4% from RMB378.1 million in the first quarter of 2010 and an increase of 7.8% from RMB324.9 million in the fourth quarter of 2010. Operating margin was 27.9% in the first quarter of 2011, compared with 33.1% in the first quarter of 2010 and 28.2% in the fourth quarter of 2010.
Government Financial Incentives. Government financial incentives totaled RMB33.2 million (US$5.1 million) in the first quarter of 2011, compared with RMB55.5 million in the first quarter of 2010 and RMB124.8 million in the fourth quarter of 2010. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.
Income Tax Expense. Income tax expense for the first quarter of 2011 was RMB84.4 million (US$12.9 million), compared with RMB109.7 million in the first quarter of 2010 and RMB87.2 million in the fourth quarter of 2010.
Net Income Attributable to Ordinary Shareholders. Net income for the first quarter of 2011 was RMB312.9 million (US$47.7 million), compared with RMB329.0 million in the first quarter of 2010 and RMB366.6 million in the fourth quarter of 2010. Earnings per diluted ADS in the first quarter of 2011 were RMB1.10 (US$0.17), compared with RMB1.14 in the first quarter of 2010 and RMB1.30 in the fourth quarter of 2010.

Net Cash. In the first quarter of 2011 the Company generated RMB184.9 million (US$28.2 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB2,979.4 million as of December 31, 2010 to RMB3,187.6 million (US$486.2 million) as of March 31, 2011.
Recent Business Highlights
In February and March 2011, Shanda Games licensed ‘Legend of Immortals’ for operation in South Korea and Taiwan, in addition to Vietnam. ‘Legend of Immortals’ is a 2.5D fantasy MMORPG developed in-house by Shanda Games that was adapted from the immensely popular novel “Legend of Immortals” (Xing Chen Bian).
On May 16, 2011, Shanda Games began open-beta testing for ‘Legend of Immortals’ in China. This is also the first implementation of the Company’s strategy to “communitize” its online games. The social network functions incorporated in the game have received overwhelming responses, with over 3.5 million registered accounts on SNS of “Legend of Immortals” by the end of the first open test day.
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on June 1, 2011 Beijing/Hong Kong time (9:00 p.m. on May 31, 2011 Eastern Time), to discuss its first quarter results.
Dial-in details for the live conference call are as follows:
U.S. Toll Free: 866-700-6067
South China Toll Free / China Telecom: 10800-130-0399
North China Toll Free / China Telecom: 10800-152-1490
South China Toll Free / China Netcom: 10800-852-1490
Hong Kong Toll Free: 800-963-844
U.K. Toll Free: 0808-234-7616
International Toll: +1-617-213-8834
Passcode: 53199050
A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on June 1, 2011 for 7 days.
U.S. Toll Free: 888-286-8010
International Toll: +1-617-801-6888
Passcode: 72965781
A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.5564 to US$1.00 as published by the People’s Bank of China on March 31, 2011. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.
Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP per share data.
The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.
Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the Company’s strategy to “communitize” its online games, the shift in the Company’s revenues to new games, the introduction of new game titles such as “Legend of Immortals,” the shift in the Company’s titles to a younger game portfolio, the expansion into global market, and the expansion into advanced social games and social mobile games and the future benefits brought by these games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	As of December 31,	As of March 31,
	2010	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,571.8	2,012.4	306.9
Restricted cash	5.4	4.5	0.7
Short-term investments	597.6	460.0	70.2
Marketable securities	5.4	6.4	1.0
Accounts receivable, net of allowance for doubtful accounts	48.4	49.3	7.5
Accounts receivable due from related parties	389.9	370.0	56.4
Deferred licensing fees and related costs	44.5	53.4	8.1
Prepayments and other current assets	132.7	139.3	21.2
Other receivables due from related parties	531.9	576.5	88.0
Deferred tax assets	66.9	83.9	12.9

Total current assets	3,394.5	3,755.7	572.9

Time deposit with maturity over one year	1,215.2	1,117.2	170.4
Investment in affiliated companies	31.5	28.5	4.3
Property and equipment	195.4	209.8	32.0
Intangible assets	1,269.7	1,218.1	185.8
Goodwill	486.9	486.9	74.3
Long-term deposits	62.4	62.7	9.6
Other long term assets	104.4	365.4	55.7
Non-current deferred tax assets	19.6	19.6	2.9

Total assets	6,779.6	7,263.9	1,107.9

LIABILITIES
Current liabilities:
Short-term borrowings	—	—	—
Accounts payable	64.6	69.4	10.6
Accounts payable due to related parties	65.3	74.4	11.3
Licensing fees payable	246.0	223.8	34.1
Taxes payable	146.4	174.9	26.7
Deferred revenue	233.7	317.4	48.4
Other payables and accruals	366.1	326.1	49.9
Other payables due to related parties	950.7	993.6	151.5
Deferred tax liabilities	69.7	69.7	10.6

Total current liabilities	2,142.5	2,249.3	343.1

Long-term liabilities	30.9	51.3	7.8
Non-current deferred tax liabilities	297.2	287.4	43.8
Non-current deferred revenue	50.2	46.8	7.1

Total liabilities	2,520.8	2,634.8	401.8

SHAREHOLDERS’ EQUITY
Ordinary shares	41.4	41.5	6.3
Additional paid-in capital	1,419.7	1,468.1	223.9
Statutory reserves	141.6	141.6	21.6
Accumulated other comprehensive loss	(40.8)	(24.7)	(3.8)
Retained earnings	2,458.1	2,755.6	420.3

Total Shanda Games Limited shareholders’ equity	4,020.0	4,382.1	668.3
Non-controlling interests	238.8	247.0	37.8

Total shareholders’ equity	4,258.8	4,629.1	706.1

Total liabilities and shareholders’ equity	6,779.6	7,263.9	1,107.9

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	March 31,	December 31,
	2010	2010	March 31, 2011
	RMB	RMB	RMB	US$
Net revenues:
MMORPGs revenues	1,004.7	1,040.9	1,092.8	166.7
Advanced casual game revenues	92.3	61.9	92.5	14.1
Other revenues	46.2	49.7	67.3	10.2

Total net revenues	1,143.2	1,152.5	1,252.6	191.0

Cost of revenues	(469.2)	(451.5)	(491.4)	(74.9)

Gross profit	674.0	701.0	761.2	116.1

Operating expenses:
Product development	(104.1)	(137.2)	(156.5)	(23.9)
Sales and marketing	(107.6)	(138.5)	(145.0)	(22.1)
General and administrative	(84.2)	(100.4)	(109.6)	(16.7)

Total operating expenses	(295.9)	(376.1)	(411.1)	(62.7)

Income from operations	378.1	324.9	350.1	53.4
Interest income	9.5	17.4	23.6	3.6
Government financial incentives	55.5	124.8	33.2	5.1
Other income(expense), net	(2.0)	(6.5)	(6.0)	(1.0)

Income before income tax expenses, equity in affiliated companies, and minority interests	441.1	460.6	400.9	61.1

Income tax expenses	(109.7)	(87.2)	(84.4)	(12.9)
Equity in loss of affiliated companies	(0.5)	(3.5)	(3.0)	(0.4)

Net income	330.9	369.9	313.5	47.8
Less: Net income attributable to non-controlling interests	(1.9)	(3.3)	(0.6)	(0.1)

Net income attributable to ordinary shareholders	329.0	366.6	312.9	47.7

Earnings per ordinary share
Basic	0.57	0.65	0.55	0.08
Diluted	0.57	0.65	0.55	0.08

	For the three months period ended,
	March 31,	December 31,
	2010	2010	March 31, 2011
	RMB	RMB	RMB	US$
Earnings per ADS
Basic	1.14	1.30	1.10	0.17
Diluted	1.14	1.30	1.10	0.17

Weighted average ordinary shares outstanding
Basic	575,479,214	566,810,437	568,444,358	568,444,358
Diluted	576,077,064	566,810,437	568,444,358	568,444,358

Weighted average ADS outstanding
Basic	287,739,607	283,405,219	284,222,179	284,222,179
Diluted	288,038,532	283,405,219	284,222,179	284,222,179

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	691.1	730.4	790.6	120.5
Intangible assets amortization arising from acquisition	(16.9)	(29.2)	(29.1)	(4.4)
Share-based compensation cost	(0.2)	(0.2)	(0.3)	—
GAAP Gross profit	674.0	701.0	761.2	116.1

Non-GAAP Operating income	413.5	390.3	415.5	63.4
Intangible assets amortization arising from acquisition	(22.5)	(39.8)	(39.7)	(6.1)
Share-based compensation cost	(12.9)	(25.6)	(25.7)	(3.9)
GAAP Operating income	378.1	324.9	350.1	53.4

Non-GAAP net income attributable to ordinary shareholders	358.6	422.2	368.5	56.2
Intangible assets amortization arising from acquisition	(22.5)	(39.8)	(39.7)	(6.1)
Share-based compensation cost	(12.9)	(25.6)	(25.7)	(3.9)
Income tax effect	5.8	9.8	9.8	1.5
GAAP net income attribute to ordinary shareholders	329.0	366.6	312.9	47.7

Non-GAAP diluted earnings per share	0.62	0.74	0.65	0.10
Non-GAAP expense per share	(0.05)	(0.09)	(0.10)	(0.02)

GAAP diluted earnings per share	0.57	0.65	0.55	0.08

Non-GAAP diluted earnings per ADS	1.24	1.48	1.30	0.20
Non-GAAP expense per ADS	(0.10)	(0.18)	(0.20)	(0.03)

GAAP diluted earnings per ADS	1.14	1.30	1.10	0.17

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(16.9)	(29.2)	(29.1)	(4.4)
Product development	(1.0)	(3.2)	(3.2)	(0.5)
Sales and marketing	(1.8)	(3.1)	(3.1)	(0.5)
General and administrative	(2.8)	(4.3)	(4.3)	(0.7)

Total	(22.5)	(39.8)	(39.7)	(6.1)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.2)	(0.2)	(0.3)	—
Product development	(9.4)	(5.2)	(6.7)	(1.0)
Sales and marketing	(0.1)	(0.1)	(0.1)	—
General and administrative	(3.2)	(20.1)	(18.6)	(2.9)

Total	(12.9)	(25.6)	(25.7)	(3.9)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	For the three months period ended,
	March 31, 2011
	RMB	US$
Cash flows from operating activities:
Net income	312.9	47.7
Adjustments for:
Share-based compensation expenses	25.7	3.9
Depreciation and amortization	86.7	13.2
Others	(0.7)	(0.1)
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(273.2)	(41.7)
Others	33.5	5.2

Net cash provided by operating activities	184.9	28.2

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(24.7)	(3.8)
Others	202.4	30.9

Net cash used in investing activities	177.7	27.1

Cash flows from financing activities:
Net cash (used in) / provided by financing activities	77.1	11.8

Effect of exchange rate changes on cash	0.9	0.1

Net increase in cash and cash equivalents	440.6	67.2
Cash and cash equivalents, beginning of period	1,571.8	239.7

Cash and cash equivalents, end of period	2,012.4	306.9